UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 24, 2010

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Hadera Paper Ltd. (AMEX:AIP) (the “Company”) announced the results of a public offering in Israel of a new series of debentures (“Series 5 Debentures”) (the “Public Offering”) pursuant to the report filed with the Israeli Securities Authority on May 20, 2010, and the shelf prospectus published by the Company in Israel on May 26, 2008.

A summary of the results of the Public Offering is provided herein below. A copy of the press release issued by the Company on May 24, 2010, is attached hereto as Exhibit 99.1.

1.	The following securities were offered:

An aggregate principal amount of up to NIS 200 million of Series 5 Debentures comprised of 200,000 units, NIS 1,000 par-value each, offered at 100% of their par-value, bearing an annual interest rate of no more than 5.85%.

2.	The Public Offering was held on May 23, 2010.

3.	The Company had previously received early commitments from Israeli institutional investors to purchase 160,000 units of Series 5 Debentures.

4.	The results of the auction in respect to the Series 5 Debentures:

4.1.
A total of 384 requests to purchase 181,519 units were made (including request from the public to purchase 21,519 units and prior commitments from Israeli institutional investors to purchase 160,000 units).

4.2.	The annual interest rate was set at 5.85% (the “Series 5 Interest Rate”).

4.3.	The Company shall issue an aggregate amount of 181,519 units, bearing the Series 5 Interest Rate, divided in the following manner:

4.3.1.
372 requests to purchase 164,583 units (including 337 requests from the public to purchase 20,883 units and 35 request from Israeli institutional investors to purchase 143,700 units) bearing a lower annual interest rate than the Series 5 Interest Rate, were accepted in full.

4.3.2.	Three requests from Israeli institutional investors to purchase 16,300 units bearing the Series 5 Interest Rate, were accepted in full.

4.3.3.	Nine requests from the public to purchase 636 units bearing the Series 5 Interest Rate, were accepted in full.

5.	The Company will issue an aggregate amount of 181,519 units of Series 5 Debentures. The gross proceeds of the Public Offering are NIS 181,519,000 (approximately US$ 47.5 million).

6.	The offering was not underwritten.

*  *  *  *  *

The Series 5 Debentures offered as part of the Public Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz Lea Katz Corporate Secretary

Dated: May 24, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1.	Press release dated May 24, 2010.